

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 6, 2018

Mr. Brent Y. Suen
Chief Executive Officer
Weyland Tech, Inc.
85 Broad Street, 16-079
New York, NY 10004

> **Re:** **Weyland Tech, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2017**
> **Filed April 17, 2018**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed March 31, 2017**
> **Forms 8-K, Filed April 13, 2017 and May 9, 2017**
> **Response Letter Dated April 11, 2018, Filed May 7, 2018**
> **File No. 000-51815**

Dear Mr. Suen:

We have reviewed your response dated April 11, 2018, filed May 7, 2018 to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 6, 2018 letter.

Form 10-K for Fiscal Year Ended December 31, 2017

General

1. We note that you checked the box on the cover page of your Form 10-K for the fiscal year ended December 31, 2017 indicating that you are an Emerging Growth Company. However, it does not appear that you qualify as an Emerging Growth Company because it appears that your first sale of common equity securities occurred prior to December 8, 2011. In this regard, we note your disclosure in the Form 10-QSB filed on August 17, 2006 that on May 30, 2006 you successfully completed the offering

registered in September 2005. In future filings, do not check the box indicating that you are an emerging growth company, or provide us with your analysis as to why you believe you qualify. Please refer to Jumpstart Our Business Startups Act, Frequently Asked Questions, Question and Answer No. 2.

2. We also note that by not checking the box indicating that you have elected not to use the extended transition period for complying with new or revised financial accounting standards, you appear to be indicating that you are planning to take advantage of the extended transition period for complying with new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. However, as noted in comment 1 above, you do not appear to be eligible to be an Emerging Growth Company due to your offering in 2006. Please confirm to us that you have not taken advantage of any extended transition periods for complying with new or revised accounting standards.

Results of Operation for the Fiscal Year Ended December 31, 2017, page 19

3. We note that in response to comment 2 to our letter dated December 1, 2017, you undertook in your response letter dated February 7, 2018, to provide the requested disclosure in future filings. It does not appear that you provided such disclosure in your Form 10-K for the fiscal year ended December 31, 2017. Please tell us why you did not provide the requested disclosure, and confirm that you will provide this disclosure in future filings, as requested.

Form 10-K for Fiscal Year Ended December 31, 2016

Financial Statements for the Year Ended December 31, 2016

General

4. In your letter to us dated February 7, 2018, you agreed to amend your Form 10-K for the fiscal year ended December 31, 2016 to revise the disclosures in Item 9A. Please tell us when you plan to file this amended Form 10-K.

Current Reports on Form 8-K, Filed April 13, 2017 and May 9, 2017

5. In response to comment 10 to our letter dated December 1, 2017, you undertook to file three unredacted exhibits to replace exhibits from which you redacted information but did not seek confidential treatment. Please file the unredacted exhibits as soon as possible, and tell us why you did not file the unredacted versions of these exhibits with either your Form 10-K for the fiscal year ended December 31, 2017 or the Form 10-Q for the fiscal period ended March 31, 2018.

You may contact Sondra Snyder, Staff Accountant at (202) 551-3332 or me, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney at (202) 551-3342 or Lisa Kohl, Legal Branch Chief at (202) 551-3252 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products